Exhibit 99.1

EROS INTERNATIONAL’S OTT SERVICE EROSNOW CROSSES 30 MILLION REGISTERED USERS AS OF SEPTEMBER 30, 2015

London, UK – October 16, 2015 – Eros International Plc (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, announced at its recent investor day held on October 13, 2015 that its rapidly growing OTT service ErosNow has more than 30 million registered users worldwide as of September 30, 2015.

Previously announced registered users for ErosNow were: 14 million as of December 31, 2014; 19 million as of March 31, 2015; and 26.5 million as of July 31, 2015. Registered users were 23.8 million as of June 30, 2015, a growth of 25% as compared to March 31, 2015. The 30 million registered users for ErosNow represents an approximately 26% increase as compared to June 30, 2015; and an approximately 58% increase as compared to March 31, 2015.

The Company also announced its new original content pipeline for ErosNow as well as new product features and pricing plans to be rolled out in the coming months. For more information, please access the webcast at www.erosplc.com.

About ErosNow

ErosNow is Eros International Plc’s leading on-demand Bollywood entertainment network accessible anytime, anywhere, on nearly any Internet-connected screen. ErosNow offers its 30 million plus registered users the promise of endless entertainment hosting the largest library of films, as well as premium television shows, music videos and audio tracks, unmatched in quantity and quality. Premieres of latest films before their television window and high quality original drama series also differentiate the ErosNow offering. Become a user at www.erosnow.com or download the app.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. The Company also owns the rapidly growing OTT platform ErosNow. For further information please visit: www.erosplc.com

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CONTACT:

Vanisha Dhimer

Eros International Plc

Investor Relations Manager

vanisha.dhimer@erosintl.com

+44 207 258 9894

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com